Mail Stop 4561

April 10, 2008

Louis P. Huynh, Esq.
General Counsel and Corporate Secretary
Dot VN, Inc.
9449 Balboa Avenue, Suite 114
San Diego, California 92123

Re: **Dot VN, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed on March 12, 2008
        File No. 333-146129

Dear Mr. Huynh:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. For
purposes of this comment letter, we refer to the pagination in a marked courtesy copy of
your filing that was provided to us by counsel.

General

1.   We refer to comment 12 of our letter dated October 18, 2007, in which we asked
        you to submit a confidential treatment application with respect to Exhibit 10.4,
        from which you have redacted information. You do not appear to have done so.
        You have also filed with this amendment Exhibit 10.16, from which you have
        also redacted information. Please submit a confidential treatment application with
        respect to these and any other exhibits from which you have redacted information.
        Refer to Staff Legal Bulletin No. 1, dated February 28, 1997. The confidential
        treatment process contemplates that issuers file applications at the same time that
        they file the publicly disclosed portions. We remind you that all confidential
        treatment issues must be resolved, and the application must be complete, before
        the acceleration of effectiveness of the registration statement.

Outside Front Cover Page

2.   You have included an overly broad price range for resales taking place prior to
        such time as your common stock may be quoted on the OTC Bulletin Board. A
        broad price range does not accord with the requirements of paragraph 16 of

Schedule A to the Securities Act of 1933 or Item 501(b)(3) of Regulation S-K, each of which require you to inform potential investors of the offering price. If you seek not to indicate a specific price at which all resales will take place prior to such time as your common stock may be quoted on the OTC Bulletin Board, please do the following:

- narrow your range to be consistent with the principles of Schedule A and Item 501(b)(3) of Regulation S-K;

- tell us whether you intend to rely on Rule 430A under the Securities Act to omit information with respect to the offering price; and

- provide your analysis as to how Rule 430A applies to your proposed offering.

Should you seek to rely on Rule 430A to omit specific pricing information from your prospectus at the time of effectiveness, please provide the undertaking contained in Item 512(i) of Regulation S-K.

Risk Factors, page 8

We have experienced operating losses since our inception…., page 9

3. We refer to comment 6 of our letter dated October 18, 2007. Please retain in this risk factor the portion of the disclosure that you deleted stating that you expect to continue to incur substantial losses and may not generate significant revenue, if any, in the future. Alternatively, please tell us why you have deleted this statement.

Management's Discussion and Analysis, page 18

Critical Accounting Policies, page 20

4. We note your response to comment 8 of our letter dated October 18, 2007 and your revised disclosure indicating that you base your estimates on your limited historical experience and "various other assumptions." Revise your filing to provide specific disclosure on these "other assumptions." As previously noted, your disclosure should discuss:

- why each assumption bears a risk of change;

- how you arrived at the assumptions; and

- the accuracy of the assumptions in the past, how each changed, and reasonably likely future changes.

    We again refer you to disclosure guidance in SEC Release No. 33-8350, Section V.

Management, page 45

5.   We refer to comment 4 of our letter dated October 18, 2007. We understand that your securities are not listed on an exchange or quoted on an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Please provide the disclosure regarding director independence required by Item 407(a)(1)(ii) or 407(a)(2) of Regulation S-K, or tell us why you believe that you are not required to do so.

Market for Common Equity and Related Stockholder Matters, page 52

6.   In footnotes 1 and 2 that accompany the tabular presentation in this section, you refer to reverse stock splits with respect to your common stock. Please clarify that the prices set forth in the table give retroactive effect to these stock splits as applicable. Ensure that share prices expressed in this section or elsewhere in the prospectus are presented giving retroactive effect to the reverse stock splits.

Selling Shareholders, page 53

7.   Please disclose when and how Gary Friedkin and GF Galaxy Corp. acquired the shares which you have added to the registration statement in this amendment.

8.   You are amending your registration statement to include 25,000 shares of common stock issued to Mr. Weller subsequent to the initial filing of your registration statement. We also note that Mr. Weller appears to have been hired as an officer of your company subsequent to the initial filing of your registration statement. Please explain how this subsequent issuance did not involve any public offering when you had already filed the registration statement pursuant to which you now seek to register the resales of these shares. Rule 152 under the Securities Act would not seem to be applicable, given that, at the time of the subsequent offering, you had already decided to make a public offering and filed a registration statement.

Financial Statements

9.   Effective March 14, 2008, the age of the financial statements does not satisfy the requirements of Article 3-12(g) of Regulation S-X. Your registration statement

must be updated to include financial statements for the interim period ending January 31, 2008.

Statements of Operations, page F-4

10.   We note that net loss for your fiscal years ended April 30, 2007 and 2006 was restated from $16,319,215 and $1,338,513 to $18,776,166 and $1,554,072, respectively, in this amendment. Explain the reasons for the restatements and the nature of the amounts involved. Tell us how you have considered the disclosure requirements of paragraph 26 of SFAS 154, why you have not identified your financial statements as having been restated and why the opinion of the independent registered accounting firm does not specifically refer to the restatement. We also note restated balances within your consolidated balance sheets.

Note 7. Prepaid Warrant Expenses, page F-13

11.   Your response to comment 25 of our letter dated October 18, 2007 does not provide sufficient information for us to better understand your warrant accounting. Please address the following in your response:

- Tell us, and revise your filing to disclose, in greater detail the specifics behind the two warrants issued on September 1, 2006 in exchange for the five cent warrants that were to expire on December 31, 2006. In this regard, explain why the original five cent warrants were issued and the accounting impact of the September 1, 2006 exchange;

- We note that in your restated financial statements you recorded the warrants issued on September 1, 2006, January 31, 2007 and February 9, 2007 as assets that are amortized over the requisite service period. Tell us why this accounting treatment is appropriate and include in your response the specific authoritative accounting guidance relied upon for each of the warrants issued. As previously requested, your response should include a sufficiently detailed analysis so that we may understand your application of all relevant accounting provisions including EITF 96-18;

- We note that in calculating the fair value of the warrants using the Black-Scholes option pricing model that you used an expected term rather than the contractual term. Tell us how you determined that the use of the expected term was appropriate, including the accounting literature on which you relied, and whether using the contractual term would result in a material change to the amount recognized. We refer you to SAB Topic 14A; and

- • We note the expected volatility utilized by management when valuing the warrants under the Black-Scholes option-pricing model. Tell us, and revise you filing to better disclose, how you determined the expected volatility assumption for purposes of determining the fair value for each of your warrants, options and other stock based compensation. We refer you to paragraph A32 of SFAS 123(R) for factors to consider in estimating expected volatility and paragraphs A240(e)(2)(b) of SFAS 123(R) for minimum disclosure requirements. In addition, you should consider the applicability of SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72 regarding critical accounting policies and estimates in MD&A when providing full disclosure.

Note 17. Warrants, Options and Stock Based Compensation, page F-19

12.   We note your response to comment 24 of our letter dated October 18, 2007. Your revised disclosure does not appear to fully address our prior comment. In this regard, it appears that your weighted average exercise price for stock options granted is exceeded by the weighted average fair value per option. Revise your filing to provide disclosure on the weighted average intrinsic value per option. We refer you to the minimum disclosure requirements outlined in paragraph A240 of SFAS 123(R) including an illustration of expected disclosures for a public entity's share-based compensation arrangements in paragraph A241 and A242.

Exhibits

Legal Opinion

13.   The legal opinion you have filed opines that the shares "will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable." However, a portion of the shares being registered have already been issued, and so we would expect your opinion to state that these shares are validly issued, fully paid and non-assessable, without qualification. Please revise your opinion accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC